FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:           “Syngenta launches breakthrough solution for soybean rust”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart		Lars Oestergaard
		USA	+1 202 737 8913	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, March 3, 2014

Syngenta launches breakthrough solution for soybean rust

•	ELATUS™ fungicide receives regulatory approval in Brazil
•	Delivers outstanding control of soybean rust disease
•	Higher and more predictable yields for Latin American growers

Syngenta today announced that ELATUS, a breakthrough foliar fungicide, has been approved by the Brazilian authorities. ELATUS is a combination of Syngenta’s new SDHI chemistry SOLATENOL™ and AMISTAR®. It offers unrivaled performance against soybean rust, a devastating disease which can significantly impact yields.

ELATUS is already sold in Paraguay and Bolivia and will be available in Brazil for the next season starting in September. It is a major innovation in soybean rust control, offering around 7-10 days more control than current standards even in high disease pressure environments. By using ELATUS as the mainstay of disease control programs, growers benefit from more consistent performance, leading to higher and more predictable yields.

Syngenta Chief Operating Officer, John Atkin, said: “ELATUS is a powerful addition to our leading soybean portfolio and will be an important part of our integrated offers. Latin American soybean growers now have a new tool to control rust and manage resistance. This will enable them to increase production in response to growing global demand while optimizing their use of natural resources.”

SOLATENOL has also demonstrated outstanding performance against key diseases in a number of other crops, including wheat, corn and specialty crops. Regulatory submissions have been made in the USA, Canada, Mexico and the EU.

Syngenta is one of the world’s leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Syngenta – March 3, 2014 / Page 1 of 2

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties.Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – March 3, 2014 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	March 3, 2014	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Counsel